UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Hovnanian Enterprises, Inc.

(Name of Issuer)

Class A Common Stock, $.01 par value per share

(Title of Class of Securities)

442487203

(CUSIP Number)

Ara K. Hovnanian

110 West Front Street

P.O. Box 500

Red Bank, New Jersey 07701

(732) 747-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 442487203

1	NAME OF REPORTING PERSON Ara K. Hovnanian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF,OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,482,344
	8	SHARED VOTING POWER 1,036,158
	9	SOLE DISPOSITIVE POWER 19,482,344
	10	SHARED DISPOSITIVE POWER 1,036,158
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,518,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.3%
14	TYPE OF REPORTING PERSON IN

Amendment No. 4 to Statement on Schedule 13D

This Amendment No. 4 (this “Amendment”) amends and supplements the statement on Schedule 13D filed by Ara K. Hovnanian with the Securities and Exchange Commission on November 24, 1992, as amended by Amendment No. 1 to the Schedule 13D filed on March 31, 1995, Amendment No. 2 to the Schedule 13D filed on December 9, 2008 and Amendment No. 3 to the Schedule 13D filed on October 26, 2009 (as so amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On December 18, 2012, the Executors, in their capacity as executors, contributed 970,849 shares of Class A Common Stock and 3,883,395 shares of Class B Common Stock to the Hovnanian Family 2012 L.L.C., a Delaware limited liability company (the “2012 LLC”), in exchange for 100% of the limited liability company interests in the 2012 LLC. As special purpose manager of the 2012 LLC with respect to investments in the Issuer, Ara K. Hovnanian may be deemed to have beneficial ownership of the securities of the Issuer beneficially owned by the 2012 LLC. Accordingly, his beneficial interest in the securities was not changed by the foregoing transfer.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

On December 18, 2012, the Executors, in their capacity as executors, contributed 970,849 shares of Class A Common Stock and 3,883,395 shares of Class B Common Stock to 2012 LLC, in exchange for 100% of the limited liability company interests in the 2012 LLC. Following such transfer and pursuant to the terms of the Will of Kevork S. Hovnanian (the “Will”), the Executors, in their capacity as executors, transferred all of their interests in the 2012 LLC to the martial trust created under the Will for the benefit of Sirwart Hovnanian (the “2012 Marital Trust”). Following such transfer, the 2012 Marital Trust distributed all of such interests to Sirwart Hovnanian, who in turn transferred such interests to trusts for the benefit of her children. As special purpose manager of the 2012 LLC with respect to investments in the Issuer, Ara K. Hovnanian may be deemed to have beneficial ownership of the securities of the Issuer beneficially owned by the 2012 LLC. Accordingly, his beneficial interest in the securities was not changed by the foregoing transfers.

Item 5. Interests in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Ara K. Hovnanian beneficially owns 20,518,502 shares of Class A Common Stock, including 9,604,873 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock (including 1,209,375 shares of Class B Common Stock subject to options either currently exercisable or exercisable within 60 days). The shares beneficially owned represent approximately 15.3% of the shares of Class A Common Stock, based upon 124,899,460 shares of Class A Common Stock outstanding as of January 14, 2014, plus (for purposes of computing such percentage) the shares of Class A Common Stock receivable upon the conversion of such shares of Class B Common Stock. Such beneficial ownership represents approximately 37.5% of the combined voting power of the Class A Common Stock and Class B Common Stock.

The shares beneficially owned by Ara K. Hovnanian include 9,411,794 shares of Class A Common Stock, including 3,255,251 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock, held by the Executors for which Ara K. Hovnanian is special purpose Executor with respect to investments in securities of the Issuer, 4,854,244 shares of Class A Common Stock, including 3,883,395 shares of Class A Common Stock receivable upon the conversion of a like number of shares of Class B Common Stock, held by the 2012 LLC for which Ara K. Hovnanian is special purpose manager with respect to investments in securities of the Issuer, 372,116 shares of Class A Common Stock and 431,394 shares of Class B Common Stock held in family related trusts as to which Ara K. Hovnanian has shared voting and shared investment power and 37,374 shares of Class A Common Stock and 195,274 shares of Class B Common Stock held by Mr. Hovnanian’s wife and children. Ara K. Hovnanian disclaims beneficial ownership of such shares, except to the extent of his potential pecuniary interest in such trusts and accounts.

(b) Ara K. Hovnanian has sole power to vote or to direct the vote and to dispose or direct the disposition of 19,482,344 shares of Class A Common Stock.

Ara K. Hovnanian shares the power to vote or direct the vote and to dispose or direct the disposition of 1,036,158 shares of Class A Common Stock. Ara K. Hovnanian shares such voting power and dispositive power with, depending on the particular trust or account, his wife, his four sisters and Peter S. Reinhart. The business address of each of such persons is 110 West Front Street, P.O. Box 500, Red Bank, New Jersey 07701. All of such persons are citizens of the United States and, during the past five years, none of such persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) The following transactions have been effected in the past 60 days:

On December 17, 2013, the financial performance criteria of previously granted restricted stock units were determined by the Compensation Committee of the Issuer to have been satisfied and the first annual installment of such restricted stock units (with respect to 3,125 shares of Class B Common Stock) were deemed to have vested. After the withholding of shares to pay the tax liability incident to such vesting, 1,388 shares of Class B Common Stock were distributed to Ara K. Hovnanian.

On January 2, 2014, the first annual installment of the stock portion of a previously granted long-term incentive plan award (with respect to 335,085 shares of Class B Common Stock) became payable following the determination by the Compensation Committee of the Issuer on December 17, 2013 of the amount of the long-term incentive plan award earned based upon the satisfaction of the financial performance criteria. After the withholding of shares to pay the tax liability incident to such payout, 149,150 shares of Class B Common Stock were distributed to Ara K. Hovnanian.

(d) Not applicable

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 27, 2014	/s/ Ara K. Hovnanian Ara K. Hovnanian